AEGIS CAPITAL CORP.

810 Seventh Avenue

18th Floor

New York, NY 10019

January 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Jaguar Animal Health, Inc.
Withdrawal of Acceleration Request- Registration Statement, as amended on Form S-1 (File No. 333-208905)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 26, 2016, in which we, as representative of the several underwriters of Jaguar Animal Health, Inc.’s proposed public offering of common stock, joined Jaguar Animal Health, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, January 28, 2016, at 5:00 p.m. Eastern Time. Jaguar Animal Health, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

AEGIS CAPITAL CORP.
As Representative of the several
Underwriters

By:	/s/ Nils A. Ericson
Name: Nils A. Ericson
Title: Chief Compliance Officer